                                                     Filed by OrthAlliance, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                             Subject Company: OrthAlliance, Inc.
                                                    Commission Number: 000-22975

In connection with the proposed merger, OCA and OrthAlliance will file a proxy statement/prospectus with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement/prospectus, because it will contain important information about the merger, OCA and OrthAlliance. After the proxy statement/prospectus is filed with the SEC, the proxy statement/prospectus will be available free of charge, both on the SEC's web site (www.sec.gov) and from OCA and OrthAlliance by directing a request to Orthodontic Centers of America, Inc., 5000 Sawgrass Village Circle, Suite 30, Ponte Vedra Beach, FL 32082, Attention: Investor Relations, or to OrthAlliance, Inc., 21535 Hawthorne Boulevard, Suite 200, Torrance, CA 90503, Attention: Investor Relations. OrthAlliance and its directors and officers may be deemed to be participants in the solicitation of proxies with respect to a shareholder meeting to be held in connection with the merger. Information about the participants in the solicitation, including their interests in shares of OrthAlliance's common stock, is set forth in OrthAlliance's Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC. Investors may obtain additional information regarding the interests of OrthAlliance and its directors and officers in the merger by reading the proxy statement/prospectus when it becomes available. This does not constitute an offer of any securities for sale.

A. Question and Answer Memorandum

                              Questions and Answers
                              ---------------------

Q1. If I sign the amendments to the OrthAlliance form of employment agreement and service agreement, does my service fee calculation change?

A. No. If you are staying on the OrthAlliance form of Service Agreement, Consulting and Business Services Agreement or Management Service Agreement, your service fee calculation is not being changed. Of course, if you sign the OCA form of business services agreement, then a different service fee calculation would apply.

Q2. I am thinking about switching to the OCA contract, but I do not want to miss the opportunity to receive the incentives for making an early commitment. Can I sign the amendments to my OrthAlliance agreements and then take more time to decide on switching to the OCA contract?

A. Yes. You can sign the OrthAlliance amendments now and then take until July 27, 2001 to sign the OCA contract. You would still be eligible to receive the designated incentives for signing the OCA contract.

Q3. What do I have to pay for in order to use the OCA computer systems?

A. The cost of the software would be included in your service fee. You would need to pay for the hardware. If you do not have the necessary hardware, OCA would help you locate the right equipment and may assist you in financing the purchase of that equipment.




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Q4. How will my OrthAlliance-provided general liability and property insurance coverage be affected by the merger?

A. At the time of the merger, you will not have to change your coverage. We have learned that OCA also uses Marsh as its insurance broker, which is the same insurance broker that OrthAlliance uses. This will help to make the transition a smooth one. Generally, we believe that OCA will offer general liability and property insurance coverage that is equivalent to or better than your current policies.

Q5. If I employ television advertising, after obtaining OCA's consent if required, how will my practice be charged for such advertising?

A. Advertising charges are based on the costs associated with advertising in a particular television advertising market, and each of the practices using the advertising in such a market pays a portion of the advertising costs. The total costs are allocated to the participating practices based on new case starts. Although OCA has considered other cost allocation methods, the company has found that using new case starts is the most equitable method of allocation.

Q6. If I want to build a new satellite office, who will bear the expenses of the satellite development?

A. Under the OrthAlliance form of contract, OrthAlliance has loaned funds for approved satellite expansions or paid for the expansion and charged the depreciation expense to the practice over a five-year term. If you choose to sign the OCA form of contract, OCA generally bears 40% of the expense and the doctor bears 60% of the expense for approved satellite expansions. In addition, OCA may loan the doctor his portion of the expense.

Q7. If I choose not to amend my OrthAlliance form of employment agreement, will I still be able to use OCA's business systems, such as the computer systems and, if so, how will I be charged for these services?

A. Yes, all of OCA's business systems are available even if you continue with your existing OrthAlliance form of contracts, without amending them. These systems are provided at no additional charge beyond the service fees provided for in your existing agreement with OrthAlliance.

Q8. If I agree to use the OCA systems, do I have to use all of the OCA systems or can I only use the ones that I feel like using?

A. If you agree to use the OCA systems, you must use all of the OCA systems.

IN CONNECTION WITH THE PROPOSED MERGER, OCA AND ORTHALLIANCE WILL FILE A PROXY STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, OCA AND ORTHALLIANCE. AFTER THE PROXY STATEMENT/PROSPECTUS IS FILED WITH THE SEC, THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE (www.sec.gov) AND FROM OCA AND ORTHALLIANCE BY DIRECTING A REQUEST TO ORTHODONTIC CENTERS OF AMERICA, INC., 5000 SAWGRASS VILLAGE CIRCLE, SUITE 30, PONTE VEDRA BEACH, FL 32082, ATTENTION: INVESTOR RELATIONS, OR TO ORTHALLIANCE, INC., 21535 HAWTHORNE BOULEVARD, SUITE 200, TORRANCE, CA 90503, ATTENTION: INVESTOR RELATIONS. ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE PARTICIPANTS IN THE SOLICITATION, INCLUDING THEIR INTERESTS IN SHARES OF ORTHALLIANCE'S COMMON STOCK, IS SET FORTH IN ORTHALLIANCE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS IN THE MERGER BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE, NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY INDICATION OF INTEREST IN RESPONSE TO THIS COMMUNICATION WILL INVOLVE NO OBLIGATION OR COMMITMENT. NO SECURITIES WILL BE SOLD OR GRANTED IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE OF SUCH SECURITIES WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.


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B. Letter to OrthAlliance Members From W. Dennis Summers, Dated June 7, 2001

[OrthAlliance, Inc. Letterhead]

June 7, 2001

Dear Members:

I am pleased to attach the following documents for your information and review:

     (1) The Power Point presentation that OCA gave at the Los Angeles and Dallas Town Hall Meetings;

     (2) A memo prepared by OCA describing the incentive programs for the OrthAlliance Allied Practitioners. The memo provides important additional information about the incentives;

     (3)  A list of Questions and Answers that we thought might be useful; and

     (4)  Amendments to your agreements.

For those of you who attended the Atlanta Town Hall meeting, please note that OCA has changed the incentives slightly in response to your feedback. For example, the early sign-up incentive is now tied to specific dates rather than percentages. This way everyone who submits the necessary paperwork by the applicable deadlines will qualify for the specified incentives. The first deadline is June 15, 2001, which is one week after the Baltimore presentation and the last deadline is July 27, 2001. Those who participate in the first group will be eligible for the largest incentive under this program.

In addition, if you are considering switching to the OCA form of contract, you can sign that contract until July 27, 2001 and still be eligible for the designated incentives for doing so. Accordingly, if you would like to be eligible for the largest early signing incentive, we suggest that you sign the amendment forms to your existing agreements and submit them for the June 15 cut-off. You can sign the OCA form contract afterwards and still be eligible for those additional incentives by doing so before July 27. Also, OCA has reduced the term of your required commitment under its form of agreement to 3 years after closing, after which you could leave the practice subject to a covenant not to compete and a mutually acceptable doctor assuming your obligations for the remaining term of the agreement, in order to match the requirement under the OrthAlliance amendment alternative. If you decide to sign the form of OCA agreement, OrthAlliance can still be the party with which your professional corporation enters into the agreement.

Again, I STRONGLY ENCOURAGE each of you to make an extra effort to attend the Practice Improvement Seminar in Baltimore on June 8th and 9th. Although the written materials are useful, you will be able to understand much more if you come to Baltimore, listen to the OCA presentation, meet their management and see their systems for yourself. If you are unable to attend, OCA is also willing to host a visit by doctors to its New Orleans office. Also, OCA is creating a new page on their website to include information related to the Merger - orthodon.com\orthalliance. For example, the page may contain a summary description of the OCA standard agreement. Information is expected to be posted on that page by next week and may be updated periodically.

If you have any questions in the meantime, please feel free to call me or any members of the senior management team.

Sincerely,

W. Dennis Summers
Chairman of the Board


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IN CONNECTION WITH THE PROPOSED MERGER, OCA AND ORTHALLIANCE WILL FILE A PROXY
STATEMENT/PROSPECTUS WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, OCA AND ORTHALLIANCE. AFTER THE PROXY STATEMENT/PROSPECTUS IS FILED WITH THE SEC, THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE (www.sec.gov) AND FROM OCA AND ORTHALLIANCE BY DIRECTING A REQUEST TO ORTHODONTIC CENTERS OF AMERICA, INC., 5000 SAWGRASS VILLAGE CIRCLE, SUITE 30, PONTE VEDRA BEACH, FL 32082, ATTENTION: INVESTOR RELATIONS, OR TO ORTHALLIANCE, INC., 21535 HAWTHORNE BOULEVARD, SUITE 200, TORRANCE, CA 90503, ATTENTION: INVESTOR RELATIONS. ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH THE MERGER. INFORMATION ABOUT THE PARTICIPANTS IN THE SOLICITATION, INCLUDING THEIR INTERESTS IN SHARES OF ORTHALLIANCE'S COMMON STOCK, IS SET FORTH IN ORTHALLIANCE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS IN THE MERGER BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE, NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY INDICATION OF INTEREST IN RESPONSE TO THIS COMMUNICATION WILL INVOLVE NO OBLIGATION OR COMMITMENT. NO SECURITIES WILL BE SOLD OR GRANTED IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE OF SUCH SECURITIES WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.

C. Incentive Plan Description

                      ORTHODONTIC CENTERS OF AMERICA, INC.

            INCENTIVE PROGRAMS FOR ORTHALLIANCE ALLIED PRACTITIONERS


     Orthodontic Centers of America, Inc. ("OCA") is a party with OrthAlliance, Inc. ("OrthAlliance") to an Agreement and Plan of Merger, dated May 16, 2001 (the "Merger Agreement"), which provides for the merger of one of OCA's wholly-owned subsidiaries with and into OrthAlliance, with OrthAlliance becoming a wholly-owned subsidiary of OCA (the "Merger"). Completion of this proposed Merger is subject to a number of conditions, including approval of the Merger Agreement by OrthAlliance stockholders. Additional information about this proposed Merger may be obtained from a Registration Statement on Form S-4, and a related prospectus/proxy statement, that OCA will file with the Securities and Exchange Commission in connection with the proposed Merger.

     In connection with the proposed Merger, OCA has implemented four programs under which it may offer shares of its common stock to orthodontists and pediatric dentists who are owners and employees ("OrthAlliance Affiliated Practitioners") of professional entities that are parties to service, management services, consulting or similar long-term agreements ("OrthAlliance Service or Consulting Agreements") with OrthAlliance and its subsidiaries. Two of these programs provide incentives to OrthAlliance Affiliated Practitioners who, along with their respective professional entities, either (a) amend their respective employment agreement and OrthAlliance Service or Consulting Agreement as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (b) enter into OCA's customary form of business services agreement with OCA or its subsidiaries ("OCA Business Services Agreement"), in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the proposed Merger with OrthAlliance. The other two programs provide incentives only to those OrthAlliance Affiliated Practitioners who, along with their respective professional entities, enter into an OCA Business Services Agreement effective as of the proposed Merger. Each of these programs would be conditioned upon, and subject to, completion of the proposed Merger and compliance with federal and state securities laws.

     The amendments to employment agreements and OrthAlliance Service or Consulting Agreement contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement would generally involve the following:

     o AMENDMENT TO EMPLOYMENT AGREEMENT. In the amendment to their respective employment agreement, the OrthAlliance Affiliated Practitioner and his or her professional entity would agree to include OrthAlliance as a third party beneficiary and continue the OrthAlliance Affiliated Practitioner's employment as an orthodontist or pediatric dentist, as applicable, for a period of at least three years following the proposed Merger.

     o AMENDMENT TO SERVICE OR CONSULTING AGREEMENT. In the amendment to their respective OrthAlliance Service or Consulting Agreement, the OrthAlliance Affiliated Practitioner and his or her professional entity would agree to use OCA's proprietary computer software and business systems in connection with the business functions of their practice, maintain the current status of the advertisement or non-advertisement, as the case may be, of their practice to the general public, unless OCA otherwise agrees, and continue the OrthAlliance Affiliated Practitioner's employment as an orthodontist or pediatric dentist, as applicable, for a period of at least three years following the proposed Merger.

     PLEASE NOTE THAT THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE, NOR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. OCA ANTICIPATES THAT IT WILL FILE A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE SHARES OF OCA COMMON STOCK THAT WOULD BE ISSUED UNDER THESE PROGRAMS. THAT REGISTRATION STATEMENT HAS NOT YET BEEN FILED OR BECOME EFFECTIVE. THOSE SHARES OF OCA COMMON STOCK MAY NOT BE SOLD, AND ANY OFFERS TO BUY THE SHARES MAY NOT BE ACCEPTED, UNTIL THE REGISTRATION STATEMENT BECOMES EFFECTIVE, AND ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME PRIOR TO NOTICE OF ACCEPTANCE GIVEN AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. ANY INDICATION OF INTEREST IN RESPONSE TO THIS COMMUNICATION WILL INVOLVE NO OBLIGATION OR COMMITMENT. NO SECURITIES WILL BE SOLD OR GRANTED IN ANY JURISDICTION IN WHICH THE OFFER, SOLICITATION OR SALE OF SUCH SECURITIES WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION.









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INCENTIVES FOR AMENDING EXISTING EMPLOYMENT AGREEMENT AND ORTHALLIANCE
AGREEMENT, OR ENTERING INTO NEW OCA AGREEMENT

     OCA may offer shares of its common stock to OrthAlliance Affiliated Practitioners as an incentive for these individuals and their professional entities to, prior to the Merger, either (a) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (b) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement, effective as of the proposed Merger with OrthAlliance. These shares may be issued to eligible OrthAlliance Affiliated Practitioners generally on the following terms under OCA's:

     o    Stock Pool Program; and

     o    Target Stock Program.


1. STOCK POOL PROGRAM

     Under OCA's Stock Pool Program, OCA may grant shares of its common stock to eligible OrthAlliance Affiliated Practitioners who, along with their professional entity, no later than July 27, 2001, either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger, as follows:


     o ANNUAL SERVICE FEE/TENURE BASED AMOUNT. Shares in an amount equal to the greater of 500 or:

          (a) ANNUAL SERVICE FEE BASED AMOUNT. 30 shares for each $10,000 of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the period from April 1, 2000 through March 31, 2001 (with certain adjustments and annualization as described in Section 2.4 of the Merger Agreement), rounded to the nearest whole number,

               PLUS

          (b) TENURE BASED AMOUNT. 10 shares for each whole calendar month elapsed during the term of their OrthAlliance Service or Consulting Agreement as of March 31, 2001.

     o TIMING BASED AMOUNT. An additional number of shares for the first 180 OrthAlliance Affiliated Practitioners who either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger, within specified time limits as described below. For those OrthAlliance Affiliated Practitioners who do so:

               >>   By June 15, 2001:

                    (i)  900 shares,

                         PLUS



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                    (ii) 200 shares for each additional 20 of those OrthAlliance
                         Affiliated Practitioners who do so from June 16 - July 27, 2001.

               >>   June 16 - 22, 2001:

                    (i)  800 shares,

                         PLUS

                    (ii) 200 shares for each additional 20 of those OrthAlliance
                         Affiliated Practitioners who do so from June 23 - July 27, 2001.

               >>   June 23 - 29, 2001:

                    (i)  700 shares,

                         PLUS

                    (ii) 200 shares for each additional 20 of those OrthAlliance
                         Affiliated Practitioners who do so from June 30 - July 27, 2001.

               >>   June 30 - July 6, 2001:

                    (i)  600 shares,

                         PLUS

                    (ii) 200 shares for each additional 20 of those OrthAlliance
                         Affiliated Practitioners who do so from July 7 - 27, 2001.

               >>   July 7 - 13, 2001:

                    (i)  500 shares,

                         PLUS

                    (ii) 200 shares for each additional 20 of those OrthAlliance
                         Affiliated Practitioners who do so from July 14 - 27, 2001.

               >>   July 14 - 20, 2001:

                    (i)  400 shares,

                         PLUS

                    (ii) 200 shares for each additional 20 of those OrthAlliance
                         Affiliated Practitioners who do so from July 21 - 27, 2001.

               >>   July 21 - 27, 2001:

                    (i)  300 shares.

     CLINICAL ADVISORY COMMITTEE MEMBERS. In addition, each of the 12 OrthAlliance Affiliated Practitioners who are selected by OCA and OrthAlliance, and agree, to serve on OCA's Clinical Advisory Committee upon the Merger may be granted 2,500 shares of OCA common stock if, by June 8, 2001, that individual and his or her professional entity (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections
2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement effective as of the Merger.

     DATES OF GRANTS; CONDITION TO GRANTS. Shares granted under this program would be issuable in three annual installments, with one-third of the shares to be issued following each of


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

the first, second and third anniversaries of the Merger if, during the 12 calendar months immediately preceding that anniversary, the amount of service or consulting fees paid by the OrthAlliance Affiliated Practitioner and his or her professional entity to OCA or its subsidiary is at least 90% of the amount of service or consulting fees they paid to OrthAlliance or its subsidiary during the 12 calendar months immediately preceding the Merger.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, the number of shares to be granted based on the amount of service or consulting fees paid would be computed on a pro rata basis. In addition, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the applicable amendments to their employment agreement and OrthAlliance Service or Consulting Agreement, or new OCA Business Services Agreement, as applicable, by July 27, 2001.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, would have to, by the specified dates, either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and the grant of any shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.



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

2. TARGET STOCK PROGRAM

     Under OCA's Target Stock Program, OCA may grant eligible OrthAlliance Affiliated Practitioners shares of OCA common stock (except as described below) as follows:

     NEW OCA AGREEMENT. For OrthAlliance Affiliated Practitioners who, along with their respective professional entities, enter into an OCA Business Services Agreement prior to the Merger (which would become effective upon the Merger), OCA may issue them a number of shares of its common stock equal to:

          (a)  3,

               TIMES

          (b) 70% OF ASSUMED SERVICE FEES IN PRIOR 12 MONTHS. 70% of the amount of service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5% higher than the actual operating margin for that period),

               DIVIDED BY

          (c) AVERAGE CLOSING PRICE AT THIRD ANNIVERSARY. The average closing price of OCA common stock during the 10 trading days immediately preceding the third anniversary of the Merger,

        IF, during the 12 calendar months immediately preceding the third anniversary of the Merger:

               70% INCREASE IN SERVICE FEES IN YEAR 3. The amount of (A) service or consulting fees (excluding any center or other expense reimbursement) paid to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement, is at least 70% greater than
               (B) service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5% higher than the actual operating margin for that period).

        PRO RATA AMOUNT. However, if this 70% target increase in service or consulting fees is not achieved during the 12 calendar months immediately preceding the third anniversary of the Merger, but the amount of service or consulting fees paid during that period is at least equal to the amount that would have been paid under the OCA Business Services Agreement during the 12 calendar months immediately preceding


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



        the Merger (based on the assumptions described above), then OCA may grant the OrthAlliance Affiliated Practitioner a pro rata amount of the shares of OCA common stock that OCA may have granted if the target amount had been achieved. For example, if the amount of service or consulting fees increased 35% (i.e., one-half of the targeted increase) during that period, then the OrthAlliance Affiliated Practitioner may be granted one-half of the number of shares issuable if the target had been achieved.

     AMENDMENTS. For OrthAlliance Affiliated Practitioners who, along with their respective professional entities, amend their respective employment agreement and OrthAlliance Service or Consulting Agreement prior to the Merger as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, OCA may issue them a number of shares of OCA common stock equal to:

          (a)  3,

               TIMES

          (b) 70% OF SERVICE FEES IN PRIOR 12 MONTHS. 70% of the amount of service, consulting or management fees (excluding any center or other expense reimbursement) paid by the OrthAlliance Affiliated Practitioner or his or her professional entity to OrthAlliance or its subsidiaries during the 12 calendar months prior to the Merger,

               DIVIDED BY

          (c) AVERAGE CLOSING PRICE AT THIRD ANNIVERSARY. The average closing price of OCA common stock during the 10 trading days immediately preceding the third anniversary of the Merger,

       IF, during the 12 calendar months immediately preceding the third anniversary of the Merger:

               70% INCREASE IN SERVICE FEES IN YEAR 3. The amount of (A) service or consulting fees (excluding any center or other expense reimbursement) paid to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under their OrthAlliance Service or Consulting Agreement is at least 70% greater than (B) service or consulting fees (excluding any center or other expense reimbursement) paid to OrthAlliance or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under their OrthAlliance Service or Consulting Agreement during the 12 calendar months immediately preceding the Merger.

        PRO RATA AMOUNT. However, if this 70% target amount of increased service or consulting fees is not achieved during the 12 calendar months immediately preceding the third anniversary of the Merger, but the amount of service or consulting fees paid during that period is at least equal to the amount paid during the 12 calendar months immediately preceding the Merger, then OCA may grant the OrthAlliance Affiliated Practitioner a pro rata amount of the shares of OCA common stock that OCA may have granted if the target amount had been achieved. For example, if the amount of service or consulting fees increased 35% (i.e., one-half of the targeted increase) during that period, then the OrthAlliance Affiliated Practitioner may be granted one-half of the number of shares issuable if the target had been achieved.

     OCA MAY CHOOSE TO SUBSTITUTE INTEREST BEARING NOTE. OCA could elect, in its sole discretion, to issue the OrthAlliance Affiliated Practitioner a promissory note in an amount equal to that computed as described above, which would be payable over 7 years and bear interest at the prime rate plus 1.5% per year, in lieu of shares of OCA common stock.

     DATES OF GRANTS; CONDITION TO GRANTS. Shares granted under this program would be issuable in four annual installments, with one-fourth of the shares to be issued following each of the fifth, sixth, seventh and eighth anniversaries of the Merger if, during the 12 calendar months prior to that anniversary, the amount of service or consulting fees paid by the OrthAlliance Affiliated Practitioner and his or her professional entity to OCA or its subsidiary is at least 90% of the amount of service or consulting fees they paid to OrthAlliance or its subsidiary during the 12 calendar months prior to the Merger.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis. In addition, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the applicable amendments to their employment agreement and OrthAlliance Service or Consulting Agreement, or new OCA Business Services Agreement, as applicable, prior to the Merger.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, prior to the Merger would have to either (1) amend their existing employment agreement and OrthAlliance Service or Consulting Agreement, as contemplated by Sections 2.4 and 7.2(e) of the Merger Agreement, or (2) enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and the grant of any shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

     DUE DILIGENCE TO DETERMINE OPERATING MARGIN. To permit OCA to determine the appropriate operating margin for computing the number of shares to be granted under this program with respect to a new OCA Business Services Agreement, the OrthAlliance Affiliated Practitioner would provide OCA with financial information OCA reasonably requests about his or her practice.

ADDITIONAL INCENTIVES FOR ENTERING INTO NEW OCA AGREEMENT

     In addition to the two programs described above, OCA may offer additional shares of its common stock to OrthAlliance Affiliated Practitioners as an incentive for these individuals and their professional entities to enter into an OCA Business Services Agreement prior to the Merger, in replacement of their existing OrthAlliance Service or Consulting Agreement effective as of the Merger. These shares may be issued to eligible OrthAlliance Affiliated Practitioners generally on the following terms under OCA's:

     o Conversion Incentive Program; and

     o Doctors Trust Program.


1. CONVERSION INCENTIVE PROGRAM

     Under OCA's Conversion Incentive Program, OCA may grant shares of its common stock to eligible OrthAlliance Affiliated Practitioners who, along with their professional entity, enter into an OCA Business Services Agreement (which would be effective upon the Merger) on or before July 27, 2001, in an amount equal to:

          (a)  4,

               TIMES

          (b)  The amount by which:

               (i) FEES UNDER OCA AGREEMENT. Service or consulting fees (excluding any center or other expense reimbursement) that would have been payable to OCA or its subsidiary by the OrthAlliance Affiliated Practitioner or his or her professional entity under the OCA Business Services Agreement during the 12 calendar months immediately preceding the Merger (assuming that the OCA Business Services Agreement had been in effect during that period and also assuming that the operating margin of the practice during that period was 5% higher than the actual operating margin for that period),

                    EXCEEDS

               (ii) FEES UNDER EXISTING AGREEMENT. Service, consulting or management fees (excluding any center or other expense reimbursement) paid to OrthAlliance or its subsidiaries by the OrthAlliance Affiliated Practitioner or his or her professional entity during the 12 calendar months immediately preceding the Merger under their existing OrthAlliance Service or Consulting Agreement,

                    DIVIDED BY

          (c) AVERAGE CLOSING PRICE AT MERGER. The average closing price of OCA common stock during the 10 trading days prior to the Merger.

     DATES OF GRANTS; CONDITION TO GRANTS. Shares granted under this program would be issuable in four annual installments, with one-fourth of the shares to be issued following each of the second, third, fourth and fifth anniversaries of the Merger if, during the 12 calendar months prior to that anniversary, the amount of service or consulting fees paid by the OrthAlliance Affiliated Practitioner and his or her professional entity to OCA or its subsidiary is at least 90% of the amount of service or consulting fees they paid to OrthAlliance or its subsidiary during the 12 calendar months prior to the Merger.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, would have to, on or before July 27, 2001 enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and the grant of any shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

     DUE DILIGENCE TO DETERMINE OPERATING MARGIN. To permit OCA to determine the appropriate operating margin for computing the number of shares to be granted under this program, the OrthAlliance Affiliated Practitioner would provide OCA with financial information OCA reasonably requests about the practice.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, these amounts would be computed on a pro rata basis. In addition, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the new OCA Business Services Agreement by July 27, 2001.

2. DOCTORS TRUST PROGRAM

     Under OCA's Doctors Trust Program, for eligible OrthAlliance Affiliated
Practitioners:

     TWO YEAR OPTION TO PURCHASE SHARES. At anytime during the two years immediately following the Merger, the OrthAlliance Affiliated Practitioner could elect, by giving OCA written notice, to purchase a number of shares of OCA common stock equal to (A) $60,000, divided by (B) the average closing sales price per share of OCA common stock reported for the 10 trading days immediately prior to the Merger.

     INSTALLMENT PAYMENTS OF PURCHASE PRICE. The purchase price of the shares would equal $40,000 and would be payable by the OrthAlliance Affiliated Practitioner in 40 equal quarterly installments of $1,000 each over a period of 10 years, beginning on the second anniversary of the Merger.

     RESTRICTIONS ON TRANSFER. These shares would be subject to contractual restrictions on transfer. No shares could be sold or transferred prior to the eleventh anniversary of the Merger. Beginning on that eleventh anniversary, one-seventh of the shares would become eligible for sale or transfer during each of the following seven years.

     FORFEITURE OF SHARES. Shares that are not then granted or eligible for sale or transfer would be forfeited if the OrthAlliance Affiliated Practitioner:

     (a) Ceases to be employed full-time as an orthodontist or pediatric dentist, as applicable, in his or her respective practice prior to the tenth anniversary of the Merger, or

     (b) Ceases to own an equity interest in the professional entity that is a party to the OCA Business Services Agreement prior to the tenth anniversary of the Merger, or

     (c) And his or her professional entity's OCA Business Services Agreement terminates, or

     (d) Or his or her professional entity fails to utilize OCA's proprietary computer software and business systems in connection with the business functions of their practice, or

     (e) Or his or her professional entity fails to comply with OCA's policies, procedures and systems, including a productive working relationship with OCA's corporate office staff and other orthodontists and dental professionals who are affiliated with OCA, fulfil his or her financial obligations to OCA or its subsidiaries, or breaches his or her OCA Business Services Agreement.

     NO RETURN OF PURCHASE PRICE. If shares acquired under this program are forfeited, any purchase price previously paid would not be returned, but further obligations to pay the quarterly installments would be canceled.

     DEATH OR DISABILITY. If the OrthAlliance Affiliated Practitioner dies or becomes permanently disabled (and ceases to practice orthodontics or pediatric dentistry, as applicable), a proportionate number of shares for which quarterly installments of purchase price had then been paid (that is, one-fortieth of the number of shares for each quarterly installment of purchase price that had been paid) would not be forfeited due to those events, and one-seventh of that proportionate amount would become eligible for sale or transfer during each of the following seven years.

     TRANSFER OF PRACTICE AFTER 10 YEARS. If the OrthAlliance Affiliated Practitioner remains employed full-time as an orthodontist or pediatric dentist, as applicable, in his or her respective practice, owns an equity interest in the professional entity that is a party to the OCA Business Services Agreement, remains a party to an OCA Business Services Agreement and otherwise complies with the terms and conditions of this program through the tenth anniversary of the Merger, then the OrthAlliance Affiliated Practitioner could thereafter transfer his practice to another orthodontist or pediatric dentist, as applicable, acceptable to OCA who assumes all of the OrthAlliance Affiliated Practitioner's obligations under the OCA Business Services Agreement and, subject to continued compliance with his or her covenant not to compete, a proportionate number of shares for which quarterly installments of purchase price had then been paid would not be forfeited due to those events, and one-seventh of that proportionate amount would become eligible for sale or transfer during each of the following seven years.

     ELIGIBILITY TO PARTICIPATE. To be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, would have to, prior to the Merger, enter into an OCA Business Services Agreement in replacement of their existing OrthAlliance Service or Consulting Agreement (effective as of the Merger). Participation would also require the execution of a written participation agreement between OCA and the OrthAlliance Affiliated Practitioner that sets forth, or incorporates by reference, the terms of the program. Participation in and purchase of shares under this program would also be conditioned upon, and subject to, completion of the Merger.

     In addition, to be eligible to participate in this program, an OrthAlliance Affiliated Practitioner, along with his or her professional entity, may not be a party to any pending or threatened litigation against or involving OrthAlliance, OCA or their subsidiaries, nor have given notice of termination or intention to terminate their respective OrthAlliance Service or Consulting Agreement, and must be in compliance with their obligation to pay service or consulting fees under their OrthAlliance Service or Consulting Agreement. If such litigation or notice has been commenced, threatened or given, it would need to have been dismissed with prejudice or fully withdrawn in a manner acceptable to OCA.

     PRACTICES WITH MULTI-OWNERS. If an OrthAlliance Affiliated Practitioner's professional entity is partially owned by one or more other OrthAlliance Affiliated Practitioners, the co-owner OrthAlliance Affiliated Practitioners would have to execute and deliver the new OCA Business Services Agreement prior to the Merger.

IN CONNECTION WITH THE PROPOSED MERGER, OCA WILL FILE A REGISTRATION STATEMENT ON FORM S-4 WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, OCA AND ORTHALLIANCE. AFTER THE REGISTRATION STATEMENT IS FILED WITH THE SEC, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL BE AVAILABLE FREE OF CHARGE, BOTH ON THE SEC'S WEB SITE (WWW.SEC.GOV) AND FROM OCA AND ORTHALLIANCE BY DIRECTING A REQUEST TO ORTHODONTIC CENTERS OF AMERICA, INC., 5000 SAWGRASS VILLAGE CIRCLE, SUITE 30, PONTE VEDRA BEACH, FL 32082, ATTENTION:
INVESTOR RELATIONS, OR TO ORTHALLIANCE, INC., 21535 HAWTHORNE BOULEVARD, SUITE 200, TORRANCE, CA 90503, ATTENTION: INVESTOR RELATIONS. ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES WITH RESPECT TO A SHAREHOLDER MEETING TO BE HELD IN CONNECTION WITH SUCH MERGER. INFORMATION ABOUT THE PARTICIPANTS IN THE SOLICITATION, INCLUDING THEIR INTERESTS IN SHARES OF ORTHALLIANCE'S COMMON STOCK, IS SET FORTH IN ORTHALLIANCE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 FILED WITH THE SEC. INVESTORS MAY OBTAIN ADDITIONAL INFORMATION REGARDING THE INTERESTS OF ORTHALLIANCE AND ITS DIRECTORS AND OFFICERS BY READING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE.